1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

ALLISON M. FUMAI

allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax

September 22, 2017

Ms. Angela Mokodean

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Re:                             The Turkish Investment Fund, Inc. (the “Fund”)

(File No. 811-05921)

Dear Ms. Mokodean:

Thank you for your telephonic comments regarding the Fund’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on September 6, 2017 relating to the Special Meeting of Stockholders (the “Meeting”) of the Fund, being held to consider and act upon a proposal to liquidate and dissolve the Fund pursuant to the Plan of Liquidation adopted by the Board of Directors of the Fund.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s proxy statement on its behalf.  These changes will be reflected in the definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about September 22, 2017.  Capitalized terms have the same meaning as in the Proxy Statement unless otherwise indicated.

Comment 1.

Please supplementally explain the increase in proxy solication expenses estimated to be incurred by CFS from the solication expenses disclosed in the Fund’s proxy statement in connection with the Fund’s Annual Meeting of Stockholders.

Response 1.          Based upon CFS’ actual costs incurred during the original solication in connection with the Fund’s Annual Meeting of Stockholders, the revised amount more accurately captures the projected expenses to be incurred by CFS.

Comment 2.	Please include an estimation of the liquidation costs.

Response 2. We respectfully acknowledge the comment; however, we believe such disclosure is not required to be included.

Comment 3.	Please supplementally confirm that the Fund will decide on the collectivity of all receivables and will include in its liquidation costs anything it believes will fail to be collected.

Response 3. We hereby confirm that the Fund will decide on the collectivity of all receivables and will include in its liquidation costs anything it believes will fail to be collected.

Comment 4.	Please supplementally confirm whether FASB Accounting Standards Codification Topic 450 and FASB FAS 5 will be used in accounting for the liquidation.

Response 4. We hereby confirm that, to the extent applicable, FASB Accounting Standards Codification Topic 450 and FASB FAS 5 will be used in accounting for the liquidation.

Comment 5.	If applicable, please specify what further action, if any, the Board has contemplated taking in the event that Stockholders do not approve the liquidation pursuant to the Plan of Liquidation.

Response 5. We hereby confirm that, at this time, the Board has not contemplated any further action.

*                              *                              *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526.  Thank you.

Best regards,

/s/Allison M. Fumai
Allison M. Fumai